U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                                   FORM 12b-25
                            Notification of Late Filing

                          Commission File Number 0-11104

[X] Form 10-K and Form 10-KSB    [  ] Form 20-F    [  ] Form 11-K
[   ] Form 10-Q and Form 10-QSB [  ] Form N-SAR

                       For Period Ended:  December 31, 1996

                                      PART I

                                 NOBLE ROMAN'S, INC.
                           (Name of issuer in its charter)

Indiana                                                     35-1281154
(State or other jurisdiction                              (IRS Employer
of incorporation or organization)                          Identification No.)

                            One Virginia Avenue, Suite 800
                             Indianapolis, Indiana 46204
                       (Address of principal executive offices)

Issuer's telephone number:(317) 634-3377
Securities registered under Section 12(b) of the Act:None
Securities registered under Section 12(g) of the Act:Common Stock

                                       PART II

Form 10-K cannot be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 as follows:

[ X ](a)For reasons described in Part III, Form 10-K for the fiscal year ended December 31, 1996 cannot be timely filed without unreasonable effort or expense, therefore, we are requesting a fifteen (15) day extension of time to file such form.

[ X ](b)Form 10-K will be filed on or before the 15th day following its current due date of March 31, 1997.

[    ](c)The accounting statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

                                    PART III

As a result of the withdrawal from a significant acquisition attempt in 1996, the Company incurred significant expenses and operating losses. This resulted in requiring managements' time and focus to solve the operational issues and as a result management has not had the time necessary to complete the Form 10-K for the fiscal year ended December 31, 1996. The Form 10-K will be finished promptly and will be filed on or before the 15th day after its due date.

                                    PART IV

(1)Name and telephone number of person to contact in regard to this modification: Paul W. Mobley, President, (317) 634-3377.
              -----------------------------------------

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [ X ] Yes  [   ] No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [ X ] Yes  [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently estimates a net loss of approximately $2 million for 1996 or $(.50) per share compared to a net loss for 1995 of approximately $200 thousand or $(.05) per share. Total revenue for 1996 was approximately $34.2 million compared to total revenue for 1995 of approximately $33.9 million.
The reason for the loss was primarily expenses associated with the withdrawn acquisition attempt and the poor operations as a result of senior managements' time being spent on the attempted acquisition.

Noble Roman's, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1997                              By: /S/ Paul W. Mobley
      ---------------                                --------------------
                                                     Paul W. Mobley, President